FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of January 2005

Commission File Number: 001-32294
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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated January 31, 2005 along with the Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: January 31, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

News Release	January 31, 2005

Tata Motors maintains growth

Gains in sales volume, market share and PAT

Buoyed by the continued upswing in economic activity in the country, Tata Motors, India's leading automotive manufacturer, has maintained its profitable growth, increased market share in both commercial vehicles and passenger vehicles and achieved significant growth in exports during the current fiscal.

Quarter ended December 31, 2004

The Company reported revenues (net of excise) of Rs.4364.94 crores for the Quarter ended December 31, 2004, an increase of 28% over revenues of Rs.3399.60 crores in the third quarter of last year. The Profit Before Tax stood at Rs.456.32 crores as against a Profit Before Tax of  Rs.361.73 crores in Q3, FY 04.

The Profit After Tax (PAT) for the third quarter, after provision of Rs. 140.11 crores (Rs.150.85 crores) towards current and deferred tax, stood at Rs.316.21 crores as compared to Rs.210.88 crores in the third quarter last year, an increase of 50%. However, the operating margins continue to be under pressure due to an unprecedented increase in material costs like steel, tyres and other commodities.

The total sales volume for Q3 FY05 at 98662 units grew by 26% over 78380 nos. sold in Q3 FY04. Sales of commercial vehicles in the domestic market increased 26% to 50908 nos. in the quarter, while Passenger Vehicle sales at 39048 recorded a growth of 29% over the corresponding period of the previous fiscal.  Exports grew by 14% to 8706 nos. in the quarter.

Nine months ended December 31, 2004

The Company's revenues (net of excise) for the nine months ended December 31, 2004  improved by 33% to Rs.12086.07 crores (Previous year: Rs.9079.77 crores). The PBT for the nine months grew by 39% to Rs.1186.62 crores (Rs.853.92 crores). After providing Rs.337.84 crores (Rs.336.05 crores) towards current and deferred tax for the nine months period, the PAT was Rs.848.78 crores, an increase of 64% over the PAT of Rs.517.87 crores achieved in the corresponding period of FY 04.

The Company recorded significant increases in sales volumes across all product groups. The total sales volume for the first 9 months at 279156 nos. grew by 28.7%. Commercial vehicle sales in the domestic market were 134861 nos., an increase of 28.9% as against an industry volume growth of 25.5%. Consequently, the Company improved its overall market share in commercial vehicles to 60.4% up from 58.8% last year.

Total sales of passenger vehicles at 124996 nos. have grown by 28.6%, compared to the industry volume growth of 21.8%, resulting in increase in the passenger vehicle market share to 16.4% from 15.5%. Indica volumes grew by 32% in the first 9 months and the Indigo family sales registered a growth of 42% while MUVs have grown by 7% over the previous year.  The Indigo sedan completed its second year in the market in December remaining the largest selling sedan in the industry for the period.

Exports in the nine month period at 19,299 nos. grew by 28%.

The Audited Financial Results for the quarter and for the nine months ended December 31, 2004 are enclosed.

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TATA MOTORS LIMITED
Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2004
Particulars			Quarter ended December 31,		Nine months ended December 31,		Year Ended March 31,
			2004	2003	2004	2003	2004
			Audited	Un-audited	Audited	Audited	Audited
(A)
1		Vehicle Sales:(in Nos.)
		Commercial vehicles	50908	40485	134861	104616	152195
		Passenger Cars and Utility vehicles	39048	30244	124996	97217	140018
		Exports	8706	7651	19299	15068	22046
			98662	78380	279156	216901	314259
2		Vehicle Production:(in Nos.)
		Commercial vehicles	55878	42651	149106	109750	159972
		Passenger Cars and Utility vehicles	40451	33399	131566	104089	151570
			96329	76050	280672	213839	311542
3		Export Turnover (at F.O.B. value) Rs. Crores	372.25	320.10	908.16	672.36	1006.32
		US $ M	91.24	70.65	207.72	147.48	230.23

(B)			(Rupees Crores)
1		Sales/Income from operations	5093.21	3945.93	14225.98	10634.51	15493.52
		Less: Excise Duty	728.27	546.33	2139.91	1554.74	2270.30
		Net Sales/Income from operations	4364.94	3399.60	12086.07	9079.77	13223.22
2		Total Expenditure
	(a)	(Increase) / Decrease in stock in trade and work in progress	(20.82)	(8.22)	(271.17)	4.14	141.98
	(b)	Consumption of Raw Materials & Components	3004.18	2119.53	8389.92	5773.19	8341.39
	(c)	Staff Cost	259.33	256.78	754.46	657.52	882.49
	(d)	Other expenditure	541.13	541.33	1682.34	1384.30	1975.56
	(e)	Sub Total 2(a) to 2(d)	3783.82	2909.42	10555.55	7819.15	11341.42
3		Operating Profit [1-2]	581.12	490.18	1530.52	1260.62	1881.80
4		Other Income	24.66	16.66	136.49	49.93	58.90
5		Interest
	(a)	Gross Interest	54.89	52.64	163.35	158.27	206.65
	(b)	Capitalisation of Interest and other receipts	(13.45)	(5.24)	(40.55)	(31.09)	(45.39)
	(c)	Net Interest	41.44	47.40	122.80	127.18	161.26
6		Product development cost- written off	6.24	0.93	48.58	19.95	51.64
7		Depreciation and Amortisation	100.77	94.16	305.92	283.87	382.60
8		Profit before exceptional items and tax [3+4-5-6-7]	457.33	364.35	1189.71	879.55	1345.20
9		Exceptional Items
	(a)	Employee Separation Cost (Note 3)	1.01	2.62	3.09	25.63	4.56
	(b)	Provision for diminution in value of investments	-	-	-	-	48.30
	(c)	Sub Total 9(a) and 9(b)	1.01	2.62	3.09	25.63	52.86
10		Profit Before Tax [8-9]	456.32	361.73	1186.62	853.92	1292.34
11		Less: Provision for Taxation
	(a)	Current Tax	116.43	25.79	311.35	61.94	96.00
	(b)	Deferred Tax	23.68	125.06	26.49	274.11	386.00
	(c)	Sub Total of 11(a) and 11(b)	140.11	150.85	337.84	336.05	482.00
12		Profit After Tax [10-11]	316.21	210.88	848.78	517.87	810.34
13		Paid-up Equity Share Capital (Face value of Rs. 10 each)	361.79	330.49	361.79	330.49	356.83
14		Reserves excluding Revaluation Reserve					3236.77
15		Basic EPS (not annualised) Rupees	8.75	6.48	23.63	16.09	24.68
		Diluted EPS (not annualised) Rupees	8.20	5.97	22.16	14.72	22.71
16		Aggregate of Non-Promoter Shareholding
	-	Number of Shares	243895027	227341493	243895027	227341493	235239669
	-	Percentage of shareholding	67.42%	68.84%	67.42%	68.84%	66.65%

Notes:-
1)	Figures for the previous period have been regrouped/reclassified wherever necessary.
2)

During the nine months ended December 31, 2004, (a) Rs. 10.85 crores towards premium on the early redemption of Debentures and (b) Issue expenses of Rs. 30.32 crores, and prorata provision for premium on redemption of Rs. 28.52 crores, of Foreign Currency Convertible Notes have been debited to Securities Premium Account.

3)

The Company had charged Rs. 2.62 crores and Rs. 25.63 crores by way of employee separation cost in the profit and loss account for the comparative quarter and nine months in the previous year. In view of the limited revision of the Accounting Standard 26 (AS 26) on 'Intangible Assets', the Company reverted to its earlier accounting policy of amortising such cost over a period of 24 to 84 months, in the year ended March 31, 2004. Had the current accounting policy been followed in the previous period, the employee separation cost reported in the quarter and nine months ended December 31, 2003 would have been lower and profit before tax would have been higher by Rs. 1.70 crores and Rs. 23.65 crores respectively.

4)

During the quarter, (a) 2,898,283 Ordinary Shares were allotted consequent to exercise of equivalent number of warrants pertaining to rights issue of 2001 at Rs. 120/- per share and (b) 3,68,182 Ordinary Shares were allotted consequent to conversion of 750 1% Foreign Currency Convertible Notes (2008) at a premium as per the terms.

5)

The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

6)

In April 2004, the Company has raised the funds by issuing (a) US$ 100 Million (Rs. 438.5 Crores at issue) by way of Zero Coupon Convertible Notes maturing in April 2009 and (b) US$ 300 Million (Rs.1315.5 Crores at issue) by way of 1% Convertible Notes maturing in April 2011. In both the cases the noteholders have an option to convert these notes into Ordinary Shares or Depository receipts at pre-determined prices and the Company has a right to redeem subject to certain conditions.

7)	The Board of directors have approved the amalgamation of Tata Finance Ltd. with the Company, with effect from April 1, 2005, pending completion of legal formalities.
8)

As on October 1, 2004, 58 Investor complaints were outstanding (out of which 57 complaints pertained to non-receipt of interim dividend). The Company received 84 complaints during the said quarter and disposed off 134 complaints by December 31, 2004. There were 8 complaints unresolved as on December 31, 2004, which have been resolved as of date.

9)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and nine months ended December 31, 2004.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on January 31, 2005.

Tata Motors Limited Ratan N Tata Chairman
Mumbai, January 31, 2005

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Note: The consolidated financial results as stated below are for a period of nine months (April 1, 2004 to December 31, 2004). In accordance with the prescribed format in India, we have given the comparative figures for the full financial year (April 1, 2003 to March 31, 2004) and hence these figures are not comparable.

TATA MOTORS LIMITED Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001. AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004
		Rs. Crores
Particulars		Nine Months ended December 31, 2004 (Audited)	Year Ended March 31, 2004 (Audited)

1	Sales/Income from operations	15835.84	16284.84
	Less: Excise Duty	2221.52	2360.12
	Net Sales/Income from operations	13614.32	13924.72
2	Total Expenditure
	(a) (Increase) / Decrease in stock in trade and work in progress	(319.66)	149.79
	(b) Consumption of Raw Materials and Components	9533.17	8808.49
	(c) Staff Cost	1044.20	1081.89
	(d) Other expenditure	1607.74	1806.30
	(e) Sub Total 2(a) to 2(d)	11865.45	11846.47
3	Operating Profit [1-2]	1748.87	2078.25
4	Other Income	101.14	56.20
5	Interest (Net)	135.74	193.78
6	Product Development cost written off	48.58	51.64
7	Depreciation/ Amortisation	366.13	425.56
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	6.23	11.65
9	Profit for the year before exceptional items and tax [3+4-5-6-7-8]	1293.33	1451.82
10	Exceptional Items
	Employee Separation Cost	4.02	6.95
11	Profit Before Tax [9-10]	1289.31	1444.87
12	Less: Provision for Taxation
	(a) Current Tax (net of provisions written back)	339.54	107.39
	(b) Deferred Tax (Includes provision for earlier years)	53.52	423.38
	(c) Sub Total of 12(a) and 12(b)	393.06	530.77
13	Profit After Tax [11-12]	896.25	914.10
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	-	(8.64)
15	Share of Minority Interest	(5.01)	(4.44)
16	Profit in respect of investments in Associate Companies	27.02	18.05
17	Goodwill written off	-	(3.78)
18	Profit for the period	918.26	915.29
19	Paid-up Equity Share Capital (Face value of Rs.10 each)	361.79	356.83
20	Reserves excluding Revaluation Reserve		3298.84
21	Basic EPS (not annualised) Rupees	25.56	27.88
22	Diluted EPS (not annualised) Rupees	23.96	25.65
Notes:
1)	Figures for previous year have been regrouped/reclassified wherever necessary, to make them comparable. As per the Listing agreement, the Company is required to publish consolidated financial results on an annualised basis. The Company has decided to voluntarily make available the financial results on a consolidated basis so as to enable an investor facilitate a comparison of the financial performance between stand alone and consolidated basis. Since these have been compiled from the current period of April 1, 2004 to December 31, 2004, the figures for the quarter ended December 31, 2004, comparative quarter ended December 31, 2003 and comparative nine months ended December 31, 2003 are not compiled and are not given.
2)	As per Accounting Standard (AS 21) on 'Consolidated Financial Statements' and Accounting Standard (AS 23) on 'Accounting for Investments in Associates' in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India, the following subsidiaries and associates have been considered.

Subsidiary Company	Ownership in (%)	Associate Company	Ownership in (%)
Telco Construction Equipment Co Ltd	80.00	Tata Cummins Ltd	50.00
Tata Technologies Ltd	94.90	Tata AutoComp Systems Ltd	50.00
TAL Manufacturing Solutions Ltd	100.00	Tata Precision Singapore (Pte) Ltd	49.99
HV Axles Ltd	100.00	NITA Company Ltd (Bangladesh)	40.00
HV Transmissions Ltd	100.00	Tata International Ltd	20.34
Sheba Properties Ltd	100.00
Concorde Motors (India) Limited	100.00
Telco Dadajee Dhackjee Ltd	97.39
Tata Daewoo Commercial Vehicle Co. Ltd.	100.00
Concorde Motors Limited	100.00
(From October 21, 2004)
Tata Technologies, U.S.A	94.90
Suryodaya Capital Finance Ltd.	97.39
(From December 31, 2004)

3)	During the period, Minicar (India) Ltd. was renamed as Concorde Motors (India) Ltd. with effect from June 16, 2004.
4)	In terms of the Scheme approved by the High courts of Judicature at New Delhi and Mumbai, the Sales and Service division of Concorde Motors Ltd. (CML) has been transferred to Concorde Motors (India) Ltd. (CMIL) with effect from January 1, 2004.
5)	The Company has made a further investment of Rs. 9.24 crores on October 21, 2004 in Concorde Motors Ltd. (CML) by way of purchase of shares from Tata Finance Ltd. and Tata Industries Ltd. Consequent to this investment, CML has become 100% subsidiary of the Company.
6)	The Board of directors have approved the amalgamation of Tata Finance Ltd. with the Company, with effect from April 1, 2005, pending completion of legal formalities.
7)	The above Results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors on January 31, 2005.
Tata Motors Limited
Mumbai, January 31, 2005	P P KADLE Executive Director - Finance & Corporate Affairs

For further press queries please contact Ms Ruchika Batra at +91 22 5665 7209 or email at : ruchika.batra@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.